P R O S P E C T U S

                                4,108,720 SHARES

                         EVANS ENVIRONMENTAL CORPORATION

                                  COMMON STOCK

   This Prospectus relates to the offer and sale of shares (the "Shares") of common stock, par value $0.012 per share (the "Common Stock"), of Evans Environmental Corporation, a Colorado corporation (the "Company"). The Shares may be offered and sold from time to time by certain selling shareholders of the Company as described herein (collectively, the "Selling Shareholders") in transactions in the open market, in negotiated transactions or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Shares from whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). See "Sale of Shares."

   The Selling Shareholders collectively own, or have the right to acquire, an aggregate of 4,108,720 Shares from the Company. Corporate Relations Group, Inc., a Florida corporation, owns 545,000 Shares of Common Stock and has the right to acquire 600,000 Shares of Common Stock underlying certain warrants. See "Recent Developments." Strategica Capital Corporation has the right to acquire 2,460,193 Shares of Common Stock underlying certain warrants, R.C. Quintero & Co. has the right to acquire 231,250 Shares of Common Stock underlying certain warrants, and certain individuals own in the aggregate 272,277 Shares of Common Stock. See "Selling Security Holders."

   None of the proceeds from the sale of the Shares by the Selling Shareholders will be received by the Company. The Company has agreed to bear all expenses (other than underwriting discounts, broker or dealer commissions, and fees and expenses of counsel or other advisors to the Selling Shareholders) in connection with the registration and sale of the Shares being offered by the Selling Shareholders and to indemnify the Selling Shareholders against certain liabilities, including liabilities under the Securities Act.

   The Common Stock is listed on the National Association of Securities Dealers, Inc. Automated Quotation System Small Cap Market ("Nasdaq"). On October 16,
1996, the last reported sale price of the Common Stock of the Company on Nasdaq was $.71875 per share.

                         ---------------------------
   INVESTMENT IN THE SECURITIES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" ON PAGE 3.

                         ---------------------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                        ----------------------------

                 The date of this Prospectus is October 17, 1996

                              AVAILABLE INFORMATION

   The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (the "Registration Statement"), of which this Prospectus forms a part, covering the Shares to be sold pursuant to this offering.

   As permitted by the rules and regulations of the Commission, this Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. Such additional information, exhibits and undertakings can be inspected at and obtained from the Commission as set forth below. For additional information regarding the Company, the Common Stock and related matters and documents, reference is made to the Registration Statement and exhibits thereto.

  CERTAIN DOCUMENTS PREVIOUSLY FILED BY THE COMPANY WITH THE COMMISSION PURSUANT TO THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"), ARE INCORPORATED BY REFERENCE IN THIS PROSPECTUS. SEE "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE." COPIES OF ANY DOCUMENTS INCORPORATED HEREIN BY REFERENCE, OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS THEY ARE SPECIFICALLY INCORPORATED BY REFERENCE THEREIN, ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON TO WHOM A PROSPECTUS IS DELIVERED UPON REQUEST TO THE SECRETARY, EVANS ENVIRONMENTAL CORPORATION, 1000 SOUTHERN BOULEVARD, SUITE 200, WEST PALM BEACH, FLORIDA 33405, TELEPHONE (561) 832-3110.

   The Company is subject to the informational and reporting requirements of the Exchange Act, and accordingly files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed with the Commission, as well as the Registration Statement, are available for inspection and copying at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, at prescribed rates. Any reports, proxy statements and other information that the Company files electronically with the Commission may be viewed on the Internet Web site maintained by the Commission at http://www.sec.gov.

                                   THE COMPANY

   The Company's principal executive offices are located at 1000 Southern Boulevard, Suite 300, West Palm Beach, Florida 33405. Its telephone number is
(561) 832-3110. The Company provides environmental laboratory, consulting, management and remediation services, specializing in providing services related to environmental problems such as contaminated soil and water, underground storage tanks, asbestos, lead based paint, and wetland or endangered habitat management. The Company provides its consulting, testing and engineering services to both public and private clients through its subsidiaries Evans Environmental & Geological Science & Management, Inc., Evans Habitat Restoration, Inc., and American Remedial Technologies, Inc.


                                  RISK FACTORS

   INVESTMENT IN THE SHARES IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER, AMONG OTHER THINGS, THE FOLLOWING RISK FACTORS BEFORE PURCHASING SHARES.

RISKS RELATED TO THE COMPANY

   ADDITIONAL FINANCING REQUIRED; GOING CONCERN EXPLANATORY PARAGRAPH INCLUDED IN THE REPORT OF THE INDEPENDENT PUBLIC ACCOUNTANTS. For the fiscal year ended March 31, 1996, the Company recorded net losses of $2,051,365 and had negative cash flow from continuing operations of $1,059,102. In addition, at March 31, 1996 the Company had negative tangible net worth of $1,373,609. No assurance can be given that the Company will operate profitably in the future. As a result of the Company's history of losses, the Company's independent public accountants expressed substantial doubt in its report accompanying the Company's fiscal year 1996 financial statements as to the Company's ability to continue as a going concern and have stated that continued operations are dependent upon obtaining profitable operations or obtaining additional financing. The Company intends to fund its current operations from the combination of cash on hand, cash generated from operations, potential new equity from the possible exercise of outstanding warrants, as well as costs savings generated from its restructuring measures. These sources of capital are expected to largely fund the Company's current operations through March 31, 1997. Management expects a return to profitability in fiscal year 1997. However, if the Company does not return to profitability, then absent alternative sources of financing, there would be a material adverse effect on the financial condition, operations and business prospects of the Company. The Company has no arrangements in place for financing, except for a $500,000 revolving bank line of credit currently in existence. There can be no assurances that the Company will not require additional debt or equity financing in the future to increase its revenues, make acquisitions, or become profitable.

   ABSENCE OF DIVIDENDS. The Company has never paid cash dividends on its Common Stock and has no plans to do so in the foreseeable future. Payment of dividends on the Common Stock is subject to prior payment of accrued and unpaid dividends on outstanding shares of the Company's Preferred Stock. The Company intends to retain earnings, if any, to fund continuing operations.

   POSSIBLE ISSUANCE OF ADDITIONAL SHARES. The Board of Directors has the power to issue Common Stock and Preferred Stock without shareholder approval, up to the number of authorized shares set forth in the Company's Certificate of Incorporation, as amended. The Company has granted options and warrants to purchase in the aggregate approximately 4,832,441 shares of the Company's Common Stock, which includes the warrants being registered herein. See "Selling Security Holders." In addition, the Company has granted, and has the authority to grant, options pursuant to its 1996 Stock Option Plan and outside of such Plan. The issuance of any additional shares by the Company in the future may result in a reduction of the book value or market price, if any, of the then outstanding Common Stock. Issuance of additional shares of Common Stock or Preferred Stock will generally reduce the proportionate ownership and voting power of then existing stockholders of shares of Common Stock.

   SETTLEMENT WITH FORMER LENDER. From time to time over the last 15 months, the Company has been involved in discussions with a former private lender to the Company. The purpose of these discussions has been to settle all outstanding differences between the former lender and the Company regarding a variety of matters, including, without limitation, the exercise price of the former lender's outstanding warrants, amounts claimed to be owed to the former lender for legal fees, shares claimed to be owed to the former lender for the loan of funds and services rendered, and claimed rights to additional shares of the Company's stock. Although all cash amounts owed to the former lender for principal and interest were paid in full in July, 1996, the former lender has continued to make further demands on the Company. Although the Company has rejected the validity of all such claims it has agreed to reach an accommodation with the former lender on some of these claims solely for the purpose of reaching a definitive settlement of all outstanding differences. To date the former lender has not agreed to any settlement. The Company is unable to foresee the ultimate outcome of this matter.


RISKS RELATED TO THE ENVIRONMENTAL BUSINESS

   EFFECTS OF GOVERNMENT REGULATION. The demand for environmental consulting, testing, management and remediation services, as well as their nature and performance, has substantially benefitted from the existence and enforcement of federal, state and local regulation. The nature and extent of future regulatory enforcement and funding, and their impacts on the demand for the Company's services, cannot be predicted. There can be no assurance that changes in governmental support and regulation will not have a material adverse effect on the Company's business. The State of Florida has suspended the processing of most applications for reimbursement under a remediation program in which the Company participates. There can be no assurance that suspension of reimbursements under the program and any legislative changes to the program will not have a material adverse effect on the Company.

   POSSIBLE LIABILITY FROM ENVIRONMENTAL REMEDIATION SERVICES. The Company, through its wholly-owned subsidiary, Evans Management Co., provides a number of environmental consulting services, including the assessment and remediation of contaminated sites related to discharges of petroleum products from petroleum storage systems that are eligible for reimbursement of cleanup costs under the Florida Inland Protection Trust Fund (the "Program"). The Company enters into contracts from time to time with third parties for the purpose of funding such remediation work, subject to payment of a markup or handling fee to such funders. In the event the State of Florida were to determine that certain costs are not reimbursable, such contracts generally provide that the Company is required to itself reimburse to such funders all costs not reimbursed to them by the State of Florida. Furthermore, the refusal of claims for reimbursable costs may affect the ability of the Company to obtain additional advances for reimbursable costs under the same or other projects. There can be no assurance that the State of Florida will reimburse all costs in the currently pending applications or that reimbursements will be timely made. Moreover, recent State of Florida legislation provides that only reimbursement claims submitted to the State by December 31, 1996 will be authorized for payment. There can be no assurance that changes to the Program by the Florida legislature or Governor will not have a material adverse effect on the Company or that the Program will not be eliminated altogether.

   OTHER ENVIRONMENTAL RISKS. The Company has licensed technology to be used in connection with the biological destruction of environmental pollution. The process has not been approved by the State of Florida, and no assurance can be given that such approval will be obtained. Finally, there is a risk that, if it were alleged that the Company failed to properly assess environmental issues in connection with the provision of environmental services, the Company could be held accountable for substantial consequential and other damages resulting therefrom. There can be no assurance that the Company would prevail in defending against any such claims or that, if unsuccessful, the Company's insurance would be sufficient in amount to cover such claims.

   COMPETITION. The Company operates in a highly competitive industry. In the environmental area there are many companies with greater resources and more extensive facilities then the Company. The Company's ability to compete, in part, depends on its ability to continue to obtain performance bonding and bid bonding which is dependent on the Company's financial condition.

   DEPENDENCE ON MANAGEMENT AND SKILLED PERSONNEL. The success of the Company's environmental business will be particularly dependent on the abilities of management to coordinate the operations of the Company and to implement the Company's business plans. The loss of Dr. Charles C. Evans, the Company's Chairman of the Board of Directors, Enrique A. Tomeu, the Company's President and Chief Executive Officer, or certain other members of the management team could have a material adverse effect on the Company's operations. The Company does not presently maintain "key man" life insurance on any members of management other than Dr. Evans. In addition, the Company's success will depend in large part upon the continued ability of the environmental business to attract and retain skilled employees, which may be difficult because the market for the services of such individuals is becoming increasingly competitive.

                               RECENT DEVELOPMENTS

CORPORATE RELATIONS AGREEMENT

   On August 13, 1996, the Company entered into a Lead Generation/Corporate Relations Agreement ("Corporate Relations Agreement") with Corporate Relations Group, Inc., a Florida corporation ("CRG"), whereby the Company retained CRG to provide certain corporate relations services. As payment for these corporate relations services, the Company has issued to CRG 545,000 Shares of Common Stock. Additionally, the Company has issued warrants to purchase Common Stock as follows: (i) 300,000 Shares at the exercise price of $2.00 per share, exercisable within one year from August 13, 1996; (ii) 150,000 Shares at $2.50 per share, exercisable within two years from August 13, 1996; and (iii) 150,000 Shares exercisable at $2.70 per share, exercisable three years from August 13, 1996. The Company has agreed to register all of the above shares for resale by CRG. Notwithstanding the above, CRG has agreed to return 47,000 shares to the Company if by the end of the five year term of the Corporate Relations Agreement the price of the Company's shares as traded on Nasdaq has not traded at or above $4.50 per share for any period of ten consecutive days.

BOARD OF DIRECTORS

   In August, 1996, Richard Salpeter, Scott Salpeter, and Kelly Evans resigned from the Board of Directors and Luis De la Cruz, Joseph F. Startari, and Raimundo Lopez-Lima Levi were appointed by the remaining members of the Board to fill these vacancies.

   John McCracken resigned as a Series B Preferred Stock Director and was appointed by the Board as a Common Stock Director. The remaining Series B Preferred Stock Directors appointed Michael S. Klein to replace Mr. McCracken.

   INFORMATION REGARDING NEW DIRECTORS:

   LUIS DE LA CRUZ since 1990 been president and a shareholder of De la Cruz & Cutler, P.A., a law firm in Coral Gables, Florida. His principal areas of practice are real estate and commercial transactions. He has a B.S. degree in civil engineering and a J.D. degree from the University of Florida.

   RAIMUNDO LOPEZ-LIMA LEVI has been the managing partner of Lopez Levi & Associates, P.A., CPA., a public accounting firm in Miami, Florida. From 1985 to 1991 Mr. Levi was in the tax division of Arthur Andersen & Co.

   JOSEPH F. STARTARI from December, 1995 has been president and CEO of Biotechna Environmental Limited, an environmental technology company, traded on the stock exchange in Alberta, Canada. From June, 1978 until December, 1995 Mr. Startari worked in a variety of positions in the Ordinance Division of Olin Corporation, a defense contractor. Most recently, from February, 1995 until he left Olin Corporation, he was Vice President-Recovery Systems and Executive Vice President of Olin Services, Inc.

   MICHAEL S. KLEIN from 1987 to 1995 was chairman and chief executive officer of ViTel International, a company specializing in network facsimile services. Since January, 1995 Mr. Klein has devoted his time to a variety of public service and environmental conservation activities.

CHIEF FINANCIAL OFFICER

   On July 16, 1996, David C. Langle became the new Chief Financial Officer of the Company, replacing Scott Salpeter. Mr. Langle has 16 years of experience in public and private accounting and business management. Prior to his employment with American Remedial Technologies, Inc. (which was acquired by the Company in July, 1996) in May, 1995 he served in various senior management capacities as vice president, chief financial officer and director for two public companies, Solar Financial Services, Inc. (1993 to 1995) and Frenchtex, Inc. (1991 to
1993). In March, 1995, Solar Financial Services, Inc. filed a petition for relief under the federal bankruptcy laws, and the proceeding was converted to a liquidation proceeding under Chapter 7 of the Bankruptcy Code in June, 1995. During Mr. Langle's tenure at Frenchtex, he also served as financial director and acting general manager of the Company's European manufacturing subsidiary. From 1982 to 1991, Mr. Langle was employed by the Miami office of Spicer & Oppenheim, an international accounting and consulting firm where he completed his tenure as an audit partner. He has a Bachelor of Science degree in Accounting and Business Administration from the University of Illinois at Chicago and he maintains professional registration as a certified public accountant in the State of Florida.

PROPOSED DEVELOPMENTS

   CHANGE OF COMPANY NAME: The Board of Directors has proposed that the name of the Company be changed to ECOS Group, Inc. The Board believes that in light of the Company's expanded activities in the area of remediation since the acquisition of American Remedial Technologies, Inc., in July, 1996, a new name would better describe the nature and activities of the Company. The name change is being submitted to the shareholders of the Company for approval at the Company's next annual meeting of shareholders, currently scheduled for October 18, 1996. If approved by the shareholders, the Company's Articles of Incorporation will be amended accordingly.

   1996 STOCK OPTION PLAN: The Evans Environmental Corporation 1996 Stock Option Plan which would make available options for 2,000,000 shares of the Company's Common Stock was approved by the Board of Directors on August 15, 1996, subject to shareholder approval at the Company's annual meeting of shareholders, currently scheduled for October 18, 1996.

   INCREASE IN AUTHORIZED SHARES: The Company has submitted for shareholder approval at the next annual meeting of shareholders, currently scheduled for October 18, 1996, an increase of its authorized shares of Common Stock from 25,000,000 to 75,000,000. The Company is obligated to maintain sufficient authorized shares available to permit conversion of the 1,000,000 issued and outstanding shares of Series B Preferred Stock which are eligible to be converted into 10,000,000 shares of Common Stock during a three year period commencing after March 31, 1997 upon the attainment by the Company of certain earnings goals. Currently, the Company would have only 557,433 authorized shares of Common Stock available to be used for conversion of the Series B Preferred Stock after allowing for (i) the conversion by Strategica Capital Corporation into 2,285,193 Common Stock shares of 761,731 shares of Series A Convertible Preferred Stock which would be outstanding upon exercise of certain currently exercisable warrants, (ii) the exercise of 1,004,748 currently exercisable options held mostly by current and former officers and directors of the Company,
(iii) the exercise of 942,500 other currently exercisable warrants held principally by a former lender to the Company and by an off-shore broker which acted as placement agent for the Company in a recent offering of its shares,
(iv) the exercise of the 600,000 currently outstanding warrants held by CRG and
(v) the reservation of 2,000,000 shares under the Company's new 1996 Stock Option Plan (assuming it is approved by the shareholders).

   The increase in authorized shares would also permit the Company to have approximately 40,557,433 additional authorized but unissued shares available for sale to raise capital, for issuance to acquire other companies, or for other corporate purposes.


                            SELLING SECURITY HOLDERS

   The Shares covered by this Prospectus are being offered and sold by the Selling Shareholders, as listed below. The Company has issued 545,000 Shares of Common Stock to CRG in connection with the Corporate Relations Agreement. In addition, CRG owns warrants exercisable for an aggregate 600,000 Shares. "See Recent Developments."

   The following table shows as to each Selling Shareholder the number of Shares owned by each Selling Shareholder prior to this offering and the number of Shares being registered hereby:


                                                       Number of      Number of Shares
                                     Shares Owned        Shares             Owned
Name                              Prior to Offering    Registered      After Offering
Corporate Relations Group            1,145,000(1)     1,145,000(1)            0
Milton H. Barbarosh                     25,000           25,000               0
Charles A. Ramos                        50,000           50,000               0
Roger Besu, P.A.                        50,000           50,000               0
Trust AC FBO Duncan,
Goodman & Associates, Ltd.
Cyrus E. Hornsby III                    25,000           25,000               0
Adela M. Tomeu                         122,277          122,277               0
Strategica Capital Corporation       2,540,193(2)     2,460,193(2)         80,000
R.G. Quintero & Co.                   231,250(3)       231,250(3)             0
   TOTAL.........................     4,188,720        4,108,720           80,000

(1)       Includes 600,000 Shares underlying warrants.

(2) Includes (i) 175,000 Shares underlying warrants granted to a predecessor corporation and (ii)761,731 shares of the Company's Series A Convertible Preferred Stock issuable under warrants. The shares of Series A Convertible Preferred Stock are convertible into 2,285,193 Shares of Common Stock.

(3)       Consisting of 231,250 Shares underlying warrants.

   Under the terms of the Corporate Relations Agreement, the Company agreed to file a registration statement with respect to the 545,000 Shares of Common Stock and the 600,000 Shares underlying warrants given to CRG.


                               SALE OF THE SHARES

   Sales of the Shares may be made by the Selling Shareholders, or, subject to applicable law, by pledgees, donees, transferees or other successors in interest, in the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Shares may be sold by one or more of the following:
(a) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; and (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from Selling Shareholders in amounts to be negotiated immediately prior to sale. Such brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales.

   The Company has advised the Selling Shareholders of their obligations under the Exchange Act to avoid market manipulation of the Shares (including, without limitation, their obligation not to purchase or solicit purchases by others of any of the Shares during the two business days preceding the commencement of any offers or sales of the Shares by any of the Selling Shareholders) until the offering pursuant to this Prospectus by all Selling Shareholders has been completed.

   The Company also has advised the Selling Shareholders of their obligations under the Securities Act to deliver copies of this Prospectus to any purchaser of their Shares. Further, the Company has advised the Selling Shareholders that they must advise the Company of any changes concerning them contained herein and that sales of the Shares shall be made only at such times as this Registered Statement is deemed effective by the Commission.

                                  LEGAL MATTERS

   A legal opinion to the effect that the Shares are validly issued, fully paid and nonassessable has been rendered by Adorno & Zeder, P.A., Miami, Florida.

                                     EXPERTS

   The consolidated financial statements of the Company appearing in the Company's Annual Report on Form 10-KSB for the year ended March 31, 1996, have been audited by Coopers & Lybrand, L.L.P., independent auditors, and the financial statements of American Remedial Technologies, Inc., which was acquired by the Company on July 8, 1996 appearing in the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1996, have been audited by Lopez Levi & Associates, P.A., independent auditors, as set forth in their reports thereon included therein are incorporated herein by reference. The report of Coopers & Lybrand, L.L.P. contains an explanatory paragraph relating to the Company's ability to continue as a going concern as described in Note 23 to those consolidated financial statements. Such financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The following documents previously filed by the Company with the Commission pursuant to the Exchange Act (Commission File No. 0-16322) are incorporated herein by this reference:

   (1) The Company's Annual Report on Form 10-KSB for the year ended March 31, 1996;

   (2) The Amendment to the Company's Form 10-KSB for the year ended March 31, 1996 on Form 10-KSB/A dated September 16, 1996;

   (3) The Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1996;

   (4) The Amendment to the Company's Form 10-QSB for the quarter ended June 30, 1996 on Form 10-QSB/A dated October 9, 1996;

   (5)    The Company's current report on Form 8-K dated July 22, 1996; and

   (6) The Company's Proxy Statement for the Annual Meeting of Shareholders to be held on October 18, 1996.

   All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the date upon which this offering is terminated shall be deemed to be incorporated by reference herein and to be part hereof from the date any such document is filed.

   Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document which also incorporated by reference) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded. All information appearing in this Prospectus is qualified in its entirety by the information and financial statements (including notes thereto) appearing in the documents incorporated herein by reference, except to the extent set forth in this paragraph.

                          ----------------------------

NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING SHAREHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SHARES OF COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                          ---------------------------